[ING Funds Logo]

January 18, 2008

VIA EDGAR

Ms. Allison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.

(File Nos. 333-05173 and 811-07651)

Dear Ms. White:

This letter responds to comments provided to Kim Palmer on December 21, 2007, for Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A for ING Variable Portfolios, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the new series, ING WisdomTreeSM Global High-Yielding Equity Index Prospectus and Part C. In addition, attached is the requested Tandy Letter (Attachment A).

Supplement Dated January 16, 2008

1.	Comment: The Staff has requested status of the one page disclosure as noted on page four.

Response: The reference to the one page disclosure has been removed from the supplement and the revised supplement will be filed with the Registrant’s Post-Effective Amendment on or about January 25, 2008.

Principal Risks (pg. 2)

2.	Comment: The Staff has requested adding the word “invest” to the last sentence of the Foreign Investing Risk.

Response: The Registrant agrees to this request and the last sentence will be modified as follows: “To the extent the Portfolio invests in countries with emerging markets, there maybe other risks involved such as those of immature economics, political instability and less developed and more thinly traded securities markets.”

What You Pay to Invest—Operating Expenses Paid Each Year by the Portfolio (pg. 5)

3.	Comment: The Staff has requested clarification of the time period for expiration of the Expense Limitation Agreement.

Response: The Registrant states that this was a typographical error and the date of expiration of the Expense Limitation Agreement is May 1, 2009. The Prospectus will be amended to reflect this correct date.

Information for Investors—Frequent Trading-Market Timing (pg. 7)

4.	Comment: The Staff has requests that the section entitled “Frequent Trading—Market Timing be updated according to the new rule.

Response: The Registrant believes that it is in compliance with Rule 22c-2.

Adviser (pg. 10)

5.	Comment: The Staff has requested the date of the referenced shareholder report be included.

Response: The Registrant will include the date of the referenced shareholder report.

Hypothetical Performance (pg. 16)

6.	Comment: The Staff noted the use by the Portfolio of certain hypothetical performance information and suggested that it should be deleted.

Response: The Registrant has removed references to hypothetical performance of the Portfolio and instead included only information about the WisdomTreeSM Global High-Yielding Equity Index (the “Index”) on which the Portfolio’s strategy is based. This change will reduce the potential for investor confusion but still retain important information helpful to understanding the indexing strategy. A portion of the performance information for the Index is, nonetheless, hypothetical and derived from a back-test of the Index’s selection criteria. We believe that the inclusion of such information is appropriate. As a general matter, hypothetical performance has been permitted by the Staff under certain, limited circumstances, such as where it represents the mechanical application of a “black-box” strategy (i.e. a static, independently replicable strategy with rules for selecting securities that involve no investment discretion). In such circumstances, and with proper disclosure, numerous fund prospectuses have included hypothetical information: John Hancock Trust, prospectus, May 1, 2007 (back-tested hypothetical allocation among underlying funds); Wells Family of Real Estate Funds, prospectus, December 5, 2007 (back-tested index information); Hennessy Mutual Funds, Inc., prospectus, February 28, 2007 (back-tested hypothetical strategy and allocation); Adventus Funds Trust, prospectus, March 1, 2006 (back-tested index information); and Schwab Trusts, Schwab Ten Trust, 2005 Series B, prospectus, June 21, 2005 (back-tested hypothetical results of the trust’s strategy). As was the case with each of those prospectuses, the selection criteria for the Index herein is entirely rules-based and does not involve investment discretion on the part of any party. Consequently, inclusion of the hypothetical information for the Index is appropriate and consistent with past practices permitted by the Staff. The revised disclosure is attached hereto as Attachment B.

Part C—Signature Page

6.	Comment: The Staff was unable to locate the referenced Powers of Attorney.

Response: The reference to the Powers of Attorney was an error. The Registrant intended to state that the Powers of Attorney for Shaun P. Mathews, Todd Modic and each Director were filed as an attachment to Post-Effective Amendment No. 29 to the Registrant’s Registration Statement on Form N-1A filed on April 27, 2007. In addition, as part of Post-Effective Amendment No. 31 filed on December 20, 2007, the Registrant filed updated Powers of Attorney including for three new Directors who joined the Board subsequent to the filing of Post-Effective Amendment No. 30.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Goodwin Procter LLP

Attachment A

[ING Funds Logo]

January 18, 2008

VIA EDGAR

Ms. Allison White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.

(File Nos. 333-05173 and 811-07651)

Dear Ms. White:

ING Variable Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Goodwin Procter LLP

Attachment B

WISDOMTREESM GLOBAL HIGH- YIELDING EQUITY INDEX

PAST AND HYPOTHETICAL INFORMATION FOR THE WISDOMTREESM GLOBAL HIGH-YIELDING EQUITY INDEX

The following bar chart and table provide the hypothetical, computer-generated results for the WisdomTreeSM Global High-Yielding Equity Index (the “Index”), constructed by using a back-test (i.e. the retroactive application of the quantitative selection criteria used by the Index to periods prior to December 1, 2007, the inception date of the Index), as well as past performance of the Index since December 1, 2007, the inception date of the Index. The Index was not designed, and was not calculated, prior to December 1, 2007.

The past and hypothetical performance of the Index presented in the chart and table is not the performance of the Portfolio and should not be interpreted as the performance that would have been achieved by the Portfolio if the Portfolio had been in existence during these periods. The performance of the Portfolio would have been lower than the past and hypothetical performance of the Index because, among other reasons, the past and hypothetical performance of the Index, unlike the performance of a mutual fund, does not reflect fees and operating expenses or transaction costs associated with investing in securities.

The back-tested performance information is purely hypothetical and is provided solely for informational purposes. Back-tested performance results have many inherent limitations. Among other things, back-tested performance differs from actual performance because it is achieved through the retroactive application of data that is designed with the benefit of hindsight. Rules used to calculate “prior performance” are not changed. However, back-tested performance results do not reflect the impact that material economic and market factors might have on the decisions an investment adviser managing an investment strategy based on the Index might make if the adviser were actually managing client assets.

In addition, the Index past and hypothetical performance does not include any fees and expenses associated with investing, including management fees and brokerage costs, and would be lower if it did. The past and hypothetical performance of the Index also does not reflect the deduction of any insurance fees or charges that are imposed by the insurance company in connection with its sale of variable contracts. You should refer to the separate account prospectuses, prospectus summary or disclosure statement describing variable contracts for information pertaining to these insurance fees or charges. If the insurance fees or charges were included, the performance would be lower. Past and hypothetical performance of the Index is no guarantee of future results, either for the index or for any mutual fund. You cannot invest directly in an index.

If you have any questions, please call 1-800-992-0180.

ING WisdomTreeSM Global High-Yielding Equity Index Portfolio	15

WISDOMTREESM GLOBAL HIGH-Y IELDING EQUITY INDEX

The bar chart below shows the changes in the past and hypothetical performance of the Index from year to year and the table below shows past and hypothetical average annual total returns for the Index over the periods indicated, as of December 31, 2007. These past and hypothetical returns reflect reinvestment of dividends and other earnings.

Past and hypothetical performance is not indicative of future results and, as with any investment, there is always a potential for loss as well as profit. It should be noted that the long-term past and hypothetical performance of the Index coincides with a long bull stock market.

MOST OF THE DATA BELOW IS HYPOTHETICAL AND THE RESULT OF THE RETROACTIVE APPLICATION OF SELECTION CRITERIA OF THE WISDOMTREESM GLOBAL HIGH-YIELDING EQUITY INDEX. THE HYPOTHETICAL RETURNS FOR THE INDEX DO NOT REPRESENT THE ACTUAL PERFORMANCE OF EITHER THE PORTFOLIO OR THE INDEX BUT ARE DESIGNED TO ILLUSTRATE THE MATHEMATICAL BASIS FOR THE INDEX.

Year-by-Year Total Returns*

(For the periods ended December 31 of each year)

Average Annual Total Returns

(For the periods ended December 31, 2007)

	One Year	Three Year	Five Year	Ten Year

WisdomTreeSM Global High-Yielding Equity Index* (Hypothetical)	11.13%	16.93%	22.29%	13.32%

MSCI All Country World IndexSM(1) (Actual)	11.66%	14.39%	18.24%	—

(1)

The MSCI All Country World IndexSM is a free-floating adjusted market capitalization index that is designed to measure equity market performance in the global developed and emerging markets. It includes the reinvestment of dividends and distributions net of withholding taxes, but does not reflect fees, brokerage commissions or other expenses of investing.

*

The performance data above describes the hypothetical results of the WisdomTreeSM Global High-Yielding Equity Index. Any reference to the Index is to illustrate the Index strategy and does not represent actual performance of the Portfolio or any investment or strategy. Performance information prior to December 1, 2007 for the Index is based on hypothetical back-tested data calculated by WisdomTree Investments, Inc. for the specified time periods shown and was not calculated in real time by an independent calculation agent. A back test in an indication of how an index might have performed in the past if it had existed. Beginning December 1, 2007, the Index has been calculated in real time by an independent calculation agent.

As stated above, the past and hypothetical performance of the WisdomTreeSM Global High-Yielding Equity Index does not represent the performance of the Portfolio and does not reflect the impact on performance of management fees, operating expenses and transaction costs. The performance of the Portfolio, had it been in existence, would have been lower than the past and hypothetical performance of the Index during the same periods shown.

For periods prior to December 1, 2007, the past and hypothetical performance information of the Index was calculated by WisdomTree Investments, Inc. based upon sources of information believed to be accurate. However, such performance information has not been audited.

16	ING WisdomTreeSM Global High-Yielding Equity Index Portfolio